Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-209657

Pricing Term Sheet

$1,000,000,000

2.750% Senior Notes due 2022

This term sheet supplements the information set forth under “Description of Notes” in the Preliminary Prospectus Supplement, subject to completion, dated August 7, 2017 to the Prospectus dated February 23, 2016.

Issuer	Regions Financial Corporation

Title of Security	2.750% Senior Notes due 2022 (the “Notes”)

Ratings (Moody’s/S&P/Fitch)*	Baa2 / BBB / BBB

Principal Amount	$1,000,000,000

Maturity	August 14, 2022

Coupon	2.750%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Optional Redemption	The Notes may not be redeemed by the Issuer prior to February 14, 2018. At any time after February 14, 2018 and prior to July 14, 2022, the Issuer may, at its option, and from time to time, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium (as described under “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement). At any time on or after July 14, 2022, the Issuer may, at its option, and from time to time, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed. Holders of any Notes redeemed will also receive accrued interest thereon to the date of redemption.

Make-whole Spread	T+15 basis points

Benchmark Treasury	1.875% US Treasury due July 31, 2022

Spread to Benchmark Treasury	+95 basis points

Benchmark Treasury Spot and Yield	100-09 3⁄4; 1.811%

Price to Public	99.949% of Principal Amount

Net Proceeds to Issuer (after underwriting discounts and commissions and before offering expenses)	$996,490,000 (99.649%)

Yield to Maturity	2.761%

Interest Payment Dates	February 14 and August 14 of each year, commencing February 14, 2018

Trade Date	August 7, 2017

Settlement Date**	August 14, 2017 (T+5)

Denominations	$2,000 x $1,000

CUSIP / ISIN	7591EPAM2 / US7591EPAM25

Joint Bookrunners	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Regions Securities LLC

Co-Managers	Citigroup Global Markets Inc. Barclays Capital Inc. Sandler O’Neill & Partners, L.P. R. Seelaus & Co., Inc. Academy Securities, Inc. Samuel A. Ramirez & Company, Inc.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

** It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Term Sheet. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise.

Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at (866) 471-2526, J.P. Morgan Securities LLC at (212) 834-4533, Morgan Stanley & Co. LLC at (866) 718-1649, RBC Capital Markets, LLC at (866) 375-6829 or Regions Securities LLC at (404) 279-7400.

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